

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2011

Via Email

Benson Haibing Wang
Chief Executive Officer
Taomee Holdings Limited
c/o CT Corporation System
111 Eighth Avenue
New York, NY 10011

> **Re:**   **Taomee Holdings Limited**
> **Registration Statement on Form F-1**
> **Filed May 18, 2011**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed May 24, 2011**
> **File No. 333-174293**

Dear Mr. Wang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise indicated, where prior comments are referenced, they refer to our letter dated May 11, 2011.

Amendment No. 1 to Form F-1 Filed May 24, 2011

Description of Share Capital

Registration Rights, page 141

1.   Please revise to describe the material terms of the registration rights addendum dated as of May 4, 2011, between you and Saban Media Ventures LLC. In addition, because your agreement to register the resale of the securities and to award board observation rights increased the value of shares sold by related parties, please tell us how you considered

including related disclosure in the "Related Party Transactions" section of your registration statement. See Item 7.B of Form 20-F.

<u>Unaudited Condensed Consolidated Statements of Operations, page F-36</u>

2.   Please explain why you believe that the gain on sale of 10.5% equity interest in Elyn Corporation should be combined with the line-item of "share of profit in equity investments." That is, explain why you did not present this gain within the other income before income taxes section of this statement. It appears that a separate line item, such as a gain on sale of securities, should be presented because this gain represents the investor's gain. See ASC 323-10-45-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Rohn at (202) 551-3739 or Stephen Krikorian at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Jacobson at (202) 551-3428 or me at (202) 551-3462 with any other questions. If you thereafter require further assistance, you may contact the Assistant Director, Barbara Jacobs, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Email</u>
        David T. Zhang, Esq.
        Latham & Watkins LLP